Exhibit 5.4
[Letterhead of Boult, Cummings, Conners & Berry PLC]
February 8, 2007
AMI Metals, Inc.
Siskin Steel & Supply Company, Inc.
c/o Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, CA 90071
     Re: Exchange Notes
Ladies and Gentlemen:
     We have acted as special counsel to AMI Metals, Inc., a Tennessee corporation (“AMI”), and to Siskin Steel & Supply Company, Inc., a Tennessee corporation (“Siskin”), which are signatories of the Indenture dated as of November 20, 2006 (the “Indenture”) among Reliance Steel & Aluminum Co. (“Reliance”), the Subsidiary Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, in connection with Reliance’s offer (the “Exchange Offer”) to exchange $350,000,000 aggregate principal amount of its new 6.200% Senior Notes due 2016 and $250,000,000 aggregate principal amount of its new 6.850% Senior Notes due 2036 (collectively, the “New Notes”) for any and all of its currently outstanding 6.200% Senior Notes due 2016 and 6.850% Senior Notes due 2036 (collectively, the “Old Notes”), pursuant to a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on the date hereof. AMI and Siskin are referred to collectively as the “Companies.”
     In preparation for the issuance of this letter, we have reviewed the Indenture, which includes the form of the New Notes as an exhibit, and we have also reviewed the following documents:
1. Certificate of the Secretary (Karla Lewis) of AMI dated November 20, 2006, certifying the Charter and Bylaws of AMI, and certifying (a) the Resolutions adopted on November 6, 2006 by the Board of Directors of AMI, (b) resolutions adopted on November 15, 2006 by the Special Committee of Reliance Steel & Aluminum Co., and (c) the signatures of AMI on the Indenture and certain other documents referenced therein.
     2. Charter and amendments of AMI as certified by the Tennessee Secretary of State on October 18, 2006.

3. Incumbency Certificate listing David H. Hannah as CEO and Karla Lewis as CFO, Vice President and Secretary of AMI (both authorized signatories), executed by Karla Lewis (and certified by David H. Hannah).
4. Certificate of the Secretary (Karla Lewis) of Siskin dated November 20, 2006, certifying the Charter and Bylaws of Siskin and certifying (a) the Resolutions adopted on November 6, 2006 by the Board of Directors of Siskin, (b) resolutions adopted on November 15, 2006 by the Special Committee of Reliance Steel & Aluminum Co., and (c) the signatures of Siskin on the Indenture and certain other documents referenced therein.
5. Charter and amendments of Siskin as certified by the Tennessee Secretary of State on October 18, 2006.
6. Incumbency Certificate listing David H. Hannah as CEO and Chairman and Karla Lewis as Vice President and Assistant Secretary of Siskin (both authorized signatories), executed by Karla Lewis (and certified by David H. Hannah).
7. Certificates of Existences issued by the Tennessee Secretary of State as to the respective Companies on January 17, 2007.
     The above documents constitute all of the documents that we have deemed necessary or advisable to review for the purpose of rendering the opinion stated in this letter. We are special counsel to the Companies in this matter and we have no knowledge of the present assets, liabilities, or operations of the Companies, except as obtained in the review of the documents described above.
     In rendering our opinion, we have assumed, with your permission, the following matters, without independent investigation:
     1. As to all parties and documents, (i) the genuineness of all signatures, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies, (v) the due execution, authentication and delivery of all relevant documents by all parties, (vi) that no documents we have reviewed have been amended or altered in any material respect as to vary from the form in which they were provided to us, (vii) that the execution, delivery, and performance of the relevant documents by each party do not violate or breach (x) any law or regulation (except that we do not assume this respecting Tennessee laws and regulations applicable to the Companies), (y) any order, decree, or arbitration award applicable to such party or its property, or (z) any agreement binding upon any such party or its property, in each case of this subsection (vii) in any way that would affect the opinion stated in this letter.
     2. As to parties to the Indenture other than the Companies (the “Other Parties”), (i) the due authorization of all relevant documents by the Other Parties, and (ii) that all relevant documents are legal, valid and binding obligations of the Other Parties, enforceable in accordance with their terms, except for limitations that would not affect the opinion stated in this letter.
     3. There has not been any mutual mistake of fact or misunderstanding, fraud, duress, or undue influence that affects the Indenture.
     4. There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing or performance among any of the parties, that would define, supplement or qualify the terms of the Indenture.
     5. The Companies are not insolvent and the execution, delivery and performance of the Indenture (i) do not and shall not render the Companies insolvent, and (ii) are fair to the Companies.
     6. All representations and other information contained in the Indenture as reviewed by us are correct and complete (except to the extent such representations state legal conclusions included in the opinion stated in this letter), and no changes have occurred in the facts and circumstances disclosed in or serving as a basis of such representations, warranties, certificates and documents from the dates thereof to the date of this letter.
     Upon the basis of the foregoing, and subject to the further exceptions noted below, we are of the opinion that the Indenture (including, but not limited to, the obligations of guarantee stated in Article X thereof) is the valid and binding obligation of each of the Companies, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.
     We further advise you that certain waivers and remedies contained in the Indenture may be rendered unenforceable or limited by applicable laws and judicial decisions, but such laws and judicial decisions do not render the Indenture invalid as a whole, and there exist in the Indenture or pursuant to Tennessee law legally adequate remedies for the practical realization of the principal benefits to be provided by the Indenture.
     We are members of the Bar of the State of Tennessee and the foregoing opinion is limited to the laws of the State of Tennessee. In this regard, we note that the Indenture is, by its terms, governed by the laws of the State of New York.

With your permission, we have evaluated the enforceability of the Indenture as if the laws of the State of Tennessee (not including conflicts laws) applied thereto in all respects.
     We undertake no obligation to advise you of facts or changes in law occurring after the date of this letter that might affect the opinions expressed herein.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Exchange Offer. We also consent to the reference to us under the caption “Validity of New Notes” in the Prospectus contained in such Registration Statement. This opinion may not be relied upon by any party for any purpose other than in connection with the issuance of the Exchange Notes.

Very truly yours,

/s/ Boult, Cummings, Conners & Berry PLC

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